SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Golden Ocean Group Ltd.

(Name of Issuer)

Common stock, par value $0.05 per share

(Title of Class of Securities)

G39637205

(CUSIP Number)

October 2, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 2 amends and restates the Schedule 13G filed on July 18, 2017 (the “Original 13G”) in its entirety to reflect the distribution by Quintana Shipping Investors LLC (“QSI”) and Quintana Shipping Ltd. (“QSL”) of an aggregate of 14,500,000 shares of the common stock of Golden Ocean Group Ltd. (“GOGL Shares”) to the equity holders of QSI (the “Distributions”).  As a result of the Distributions, the following persons named as Reporting Persons in the Original 13G no longer have or share beneficial ownership of 5% of the outstanding GOGL Shares: QSI; QSL; QSO Holdco, LLC; Quintana Ship Owners LLC; QSI Holdco, LLC; QSI Holdings, L.P.; Quintana Capital Group II, L.P.; Quintana Capital Group GP, Ltd.; and Corbin J. Robertson, Jr.

CUSIP No. G39637205

1	Name of Reporting Person: Riverstone Quintana Shipping Holdco, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,847,447

	6	Shared Voting Power 0

	7	Sole Dispositive Power 10,847,447

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,847,447

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.2%*

12	Type of Reporting Person OO

*      Based on 132,372,992 Common Shares outstanding as of October 3, 2017, as reported in the prospectus supplement of Golden Ocean Group Ltd. filled with the Securities and Exchange Commission on October 3, 2017 pursuant to Rule 424(b)(7) under the Securities Act of 1933.

CUSIP No. G39637205

1	Name of Reporting Person: Riverstone/Carlyle Global Energy and Power Fund IV (Cayman), L.P

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,847,447

	6	Shared Voting Power 0

	7	Sole Dispositive Power 10,847,447

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,847,447

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.2%*

12	Type of Reporting Person OO

*      Based on 132,372,992 Common Shares outstanding as of October 3, 2017, as reported in the prospectus supplement of Golden Ocean Group Ltd. filled with the Securities and Exchange Commission on October 3, 2017 pursuant to Rule 424(b)(7) under the Securities Act of 1933.

CUSIP No. G39637205

1	Name of Reporting Person: Riverstone/Carlyle Energy Partners IV (Cayman), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,847,447

	6	Shared Voting Power 0

	7	Sole Dispositive Power 10,847,447

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,847,447

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.2%*

12	Type of Reporting Person OO

*      Based on 132,372,992 Common Shares outstanding as of October 3, 2017, as reported in the prospectus supplement of Golden Ocean Group Ltd. filled with the Securities and Exchange Commission on October 3, 2017 pursuant to Rule 424(b)(7) under the Securities Act of 1933.

CUSIP No. G39637205

1	Name of Reporting Person: R/C GP IV Cayman LLC I

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,847,447

	6	Shared Voting Power 0

	7	Sole Dispositive Power 10,847,447

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,847,447

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.2%*

12	Type of Reporting Person OO

*      Based on 132,372,992 Common Shares outstanding as of October 3, 2017, as reported in the prospectus supplement of Golden Ocean Group Ltd. filled with the Securities and Exchange Commission on October 3, 2017 pursuant to Rule 424(b)(7) under the Securities Act of 1933.

CUSIP No. G39637205

1	Name of Reporting Person: Riverstone/Carlyle Energy Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,847,447

	6	Shared Voting Power 0

	7	Sole Dispositive Power 10,847,447

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,847,447

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.2%*

12	Type of Reporting Person OO

*      Based on 132,372,992 Common Shares outstanding as of October 3, 2017, as reported in the prospectus supplement of Golden Ocean Group Ltd. filled with the Securities and Exchange Commission on October 3, 2017 pursuant to Rule 424(b)(7) under the Securities Act of 1933.

CUSIP No. G39637205

1	Name of Reporting Person: R/C Energy GP IV, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,847,447

	6	Shared Voting Power 0

	7	Sole Dispositive Power 10,847,447

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,847,447

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.2%*

12	Type of Reporting Person OO

*      Based on 132,372,992 Common Shares outstanding as of October 3, 2017, as reported in the prospectus supplement of Golden Ocean Group Ltd. filled with the Securities and Exchange Commission on October 3, 2017 pursuant to Rule 424(b)(7) under the Securities Act of 1933.

Item 1(a).	Name of Issuer: Golden Ocean Group Ltd.
Item 1(b).	Address of Issuer’s Principal Executive Offices: Par-la-Ville Place 14 Par-la-Ville Road Hamilton, HM 08, Bermuda

Item 2(a).

Names of Persons Filing:
Riverstone Quintana Shipping Holdco, LLC

Riverstone/Carlyle Global Energy and Power Fund IV (Cayman), L.P.

Riverstone/Carlyle Energy Partners IV (Cayman), L.P.

R/C GP IV Cayman LLC I

Riverstone/Carlyle Energy Partners IV, L.P.

R/C Energy GP IV, LLC.

Item 2(b).

Address or Principal Business Office or, if none, Residence:
The principal business office for Riverstone Quintana Shipping Holdco, LLC, Riverstone/Carlyle Global Energy and Power Fund IV (Cayman), L.P., Riverstone/Carlyle Energy Partners IV (Cayman), L.P., R/C GP IV Cayman LLC I, Riverstone/Carlyle Energy Partners IV, L.P. and R/C Energy GP IV, LLC is 712 Fifth Ave., 36th Floor New York, NY 10019

Item 2(c).

Citizenship:
Riverstone Quintana Shipping Holdco, LLC is a Marshall Islands limited liability company
Riverstone/Carlyle Global Energy and Power Fund IV (Cayman), L.P. is a Delaware limited partnership
Riverstone/Carlyle Energy Partners IV (Cayman), L.P. is a Delaware limited partnership
R/C GP IV Cayman LLC I is a Delaware limited liability company
Riverstone/Carlyle Energy Partners IV, L.P. is a Delaware limited partnership
R/C Energy GP IV, LLC is a Delaware limited liability company

Item 2(d).	Title of Class of Securities: Common Shares
Item 2(e).	CUSIP Number: G39637205

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.
Item 4.	Ownership:

1.	Riverstone Quintana Shipping Holdco, LLC
	(a)	Amount beneficially owned: 10,847,447
	(b)	Percent of class: 8.2%*
	(c)	Number of units as to which the person has:
		(i)	Sole power to vote or to direct the vote: 10,847,447
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 10,847,447
		(iv)	Shared power to dispose or to direct the disposition of: 0

2.	Riverstone/Carlyle Global Energy and Power Fund IV (Cayman), L.P.
	(a)	Amount beneficially owned: 10,847,447
	(b)	Percent of class: 8.2%*
	(c)	Number of units as to which the person has:
		(i)	Sole power to vote or to direct the vote: 10,847,447
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 10,847,447
		(iv)	Shared power to dispose or to direct the disposition of: 0

3.	Riverstone/Carlyle Energy Partners IV (Cayman), L.P.
	(a)	Amount beneficially owned: 10,847,447
	(b)	Percent of class: 8.2%*
	(c)	Number of units as to which the person has:
		(i)	Sole power to vote or to direct the vote: 10,847,447
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 10,847,447
		(iv)	Shared power to dispose or to direct the disposition of: 0

4.	R/C GP IV Cayman LLC I
	(a)	Amount beneficially owned: 10,847,447
	(b)	Percent of class: 8.2%*
	(c)	Number of units as to which the person has:
		(i)	Sole power to vote or to direct the vote: 10,847,447
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 10,847,447
		(iv)	Shared power to dispose or to direct the disposition of: 0

	5.	Riverstone/Carlyle Energy Partners IV, L.P.
		(a)	Amount beneficially owned: 10,847,447
		(b)	Percent of class: 8.2%*
		(c)	Number of units as to which the person has:
			(i)	Sole power to vote or to direct the vote: 10,847,447
			(ii)	Shared power to vote or to direct the vote: 0
			(iii)	Sole power to dispose or to direct the disposition of: 10,847,447
			(iv)	Shared power to dispose or to direct the disposition of: 0

	6.	R/C Energy GP IV, LLC
		(a)	Amount beneficially owned: 10,847,447
		(b)	Percent of class: 8.2%*
		(c)	Number of units as to which the person has:
			(i)	Sole power to vote or to direct the vote: 10,847,447
			(ii)	Shared power to vote or to direct the vote: 0
			(iii)	Sole power to dispose or to direct the disposition of: 10,847,447
			(iv)	Shared power to dispose or to direct the disposition of: 0

Riverstone Quintana Shipping Holdco, LLC is controlled by Riverstone/Carlyle Global Energy and Power Fund IV (Cayman), L.P. (“R/C IV (Cayman)”), an alternative investment vehicle of Riverstone/Carlyle Global Energy and Power Fund IV, L.P. (“R/C IV”). R/C IV (Cayman) is controlled by its general partner, Riverstone/Carlyle Energy Partners IV (Cayman), L.P., which is in turn controlled by its general partner, R/C GP IV Cayman LLC I, an affiliate of R/C Energy GP IV, LLC.  R/C Energy GP IV, LLC is managed by a management committee. Pierre F. Lapeyre, Jr., David M. Leuschen, James T. Hackett, Michael B. Hoffman, N. John Lancaster, Daniel A. D’Aniello and Edward J. Mathias, as members of the management committee of R/C Energy GP IV, LLC, may be deemed to possess voting and dispositive powers with respect to the aggregate 10,973,397 shares of common stock of Golden Ocean Group Ltd. that are the subject of this Schedule 13G. Such individuals expressly disclaim any beneficial ownership over such shares.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: October 4, 2017

RIVERSTONE QUINTANA SHIPPING HOLDCO, LLC

By	Riverstone/Carlyle Global Energy and Power Fund IV (Cayman), L.P., its managing member

By:	Riverstone/Carlyle Energy Partners IV (Cayman), L.P., its general partner

By:	R/C GP IV Cayman LLC I, its general partner

By:	/s/ Thomas Walker
	Name:	Thomas Walker
	Title:	Authorized Person

RIVERSTONE/CARLYLE GLOBAL ENERGY AND POWER FUND IV (CAYMAN), L.P.

By:	Riverstone/Carlyle Energy Partners IV (Cayman), L.P., its general partner

By:	R/C GP IV Cayman LLC I, its general partner

By:	/s/ Thomas Walker
	Name:	Thomas Walker
	Title:	Authorized Person

RIVERSTONE/CARLYLE ENERGY PARTNERS IV (CAYMAN), L.P.

By:	R/C GP IV Cayman LLC I, its general partner

By:	/s/ Thomas Walker
	Name:	Thomas Walker
	Title:	Authorized Person

R/C GP IV CAYMAN LLC I

By:	/s/ Thomas Walker
	Name:	Thomas Walker
	Title:	Authorized Person

[Signature Page — Schedule 13G]

RIVERSTONE/CARLYLE ENERGY PARTNERS IV, L.P.

By:	R/C Energy GP IV, LLC, its general partner

By:	/s/ Thomas Walker
	Name:	Thomas Walker
	Title:	Authorized Person

R/C ENERGY GP IV, LLC

By:	/s/ Thomas Walker
	Name:	Thomas Walker
	Title:	Authorized Person

[Signature Page — Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement.